Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
VINCE NGUYEN vince.nguyen@dechert.com +1 212 698 3566 Direct +1 212 698 0617 Fax

September 25, 2023

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 561 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comment you provided to me during a telephonic discussion on September 22, 2023 with respect to your review of the Registrant’s responses (filed on September 21, 2023) to comments provided by you to Post-Effective Amendment No. 561 (the “Amendment”) to the Registrant’s registration statement, filed with the U.S. Securities and Exchange Commission (“SEC”) on July 14, 2023. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the Goldman Sachs Small Cap Core Equity ETF (formerly filed as “Goldman Sachs Small Cap Core ETF”), a new series of the Registrant (the “Fund”). We have reproduced your comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the registration agreement.

Prospectus

1.

Comment: With respect to the second sentence in the “Summary—Principal Investment Strategies” and “Investment Management Approach—Principal Investment Strategies” sections, please remove the word “generally” or clarify the Fund’s use of the term.

Response: The Registrant believes it is appropriate to retain the word “generally” because the upper and lower market capitalization ranges of what the Investment Adviser considers to be “small-cap issuers,” which references the Fund’s benchmark index, the Russell 2000® Index, will fluctuate over time. In addition, the Registrant notes that the disclosure referenced above has been revised to update the upper and lower market capitalization ranges to $31 million and $15 billion, respectively, to align with those of the Russell 2000® Index as of August 31, 2023.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen

Vince Nguyen

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Robert Griffith, Goldman Sachs & Co. LLC

Shane Shannon, Goldman Sachs & Co. LLC

Stephanie Capistron, Dechert LLP